UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                             INFORMATION STATEMENT

        PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

                             SANTOS RESOURCE CORP.
             (Exact name of registrant as specified in its charter)

                                     Nevada
         (State or other jurisdiction of incorporation or organization)

                                   000-53520
                            (Commission File Number)

                                   98-0507846
                      (I.R.S. Employer Identification No.)

                         One Riverway Drive, Suite 1700
                              Houston, Texas 77056
                    (Address of principal executive offices,
                              including zip code)

                                 (713) 840-6495
                        (Registrant's telephone number,
                              including area code)


________________________________________________________________________________
    ________________________________________________________________________

                             SANTOS RESOURCE CORP.

 INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14F-1 THEREUNDER

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

                       WE ARE NOT ASKING YOU FOR A PROXY
                  AND YOU ARE REQUESTED NOT TO SEND US A PROXY

                                  INTRODUCTION

     This Information Statement (the "Information Statement") is being mailed on or about April 23, 2012 to the holders of record at the close of business on March 23, 2012 of the common stock, par value $.001 per share (the "Common Stock"), of Santos Resource Corp., a Nevada corporation (the "Company"), in connection with the proposed election of a majority of directors of the Company other than at a meeting of the stockholders of the Company. This Information Statement is being distributed pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. No action is required by stockholders in connection with the election of such persons. Nevertheless, you are urged to read this Information Statement carefully.

                        CHANGE OF CONTROL OF THE COMPANY

     The Company was incorporated under the laws of the state of Nevada on May 24, 2006. Until recently, it had not commenced business operations. The Company's original plan of business was to explore and develop a 75% interest in and to 18 mineral claims covering approximately 900.75 hectares (9.01 km2) called the Lourdeau Claims. The Company had abandoned this original plan of business, and had been looking for another business opportunity. Until the completion of the acquisition described herein, the Company has been a "shell company" as defined in the Rule 405 of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 12b-2 of the Exchange. For reasons given hereinafter, the Company has adopted a significant change in its corporate direction. It has decided to focus its efforts on the acquisition of an attractive crude oil and natural gas prospect located in Australia, and the exploration, development and production of oil and gas on this prospect. The Company now proposes to pursue a new business plan involving the acquisition and development of the Petroleum Exploration License (PEL) 512 (the "Prospect") in the State of South Australia. The Company is currently trying to acquire the Prospect.

     In connection with the change in the Company's business focus, a change in control of the Company occurred effective on January 13, 2012 pursuant to the terms, provisions and conditions of a Common Stock Purchase Agreement dated as of such date (the "Stock Agreement") by and between (a) Shih-Yi Chuang, Richard Bruce Pierce, Andrew Lee Smith, David W. Smalley and Robert Birarda, as sellers (collectively "Sellers"), on the one hand and (b) Keith J. McKenzie, on the other hand. In connection with the closing of the transactions provided for by the Stock Agreement, Mr. McKenzie, William E. Begley and Michael D. Dahlke (collectively "Purchasers") acquired an aggregate of 25,310,000 shares of Common Stock ("Shares") theretofore owned separately by Sellers at a price of $0.0001 per Share. This number of Shares represented 78.9% of the Company's outstanding Shares at that time, and 19.7% of the Company's outstanding Shares, after taking into account certain other transactions that occurred shortly after such time. As of the date of this Information Statement, 18,240,000 Shares have been transferred to Purchasers, and Sellers have agreed to transfer an additional 7,070,000 Shares to Purchasers as soon as is possible after the date of this Information Statement. Because the Company had theretofore been a "shell" company, the Shares purchased by Purchasers may not be sold or transferred by Purchasers unless such shares are registered under the Securities Act or are sold or transferred pursuant to an exemption therefrom, such as Rule 144 promulgated under the Securities Act, which will not be available for at least one year.

     The Company believes that, prior to the sale and purchase of the Shares, control of the Company was dispersed among the Company's largest stockholders who (to the best of the Company's knowledge) had not agreed to act collectively as a group. These stockholders included Shih-Yi Chuang, Richard Bruce Pierce, Andrew Lee Smith and David W. Smalley. Particularly prior to the time of the sale and purchase of the Shares, Mr. Pierce (who was the Company's sole director, as well as one of the Company's largest stockholders) probably held primary control of the Company. At a time shortly prior to the time of the sale and purchase of the Shares, Mr. Pierce probably shared control of the Company with Mr. Smith, who was also a director of the Company until November 14, 2011, as well as one of the Company's largest stockholders. After the sale and purchase of the Shares and the issuance of 20.0 million Shares to Keith D. Spickelmier in connection with the Company's acquisition of all of Mr. Spickelmier's rights in a certain agreement described in a written consent solicitation statement being furnished with this Information Statement, Keith J. McKenzie and Mr. Spickelmier probably now hold primary control of the Company. Mr. McKenzie is now a director of the Company, and Mr. Spickelmier is expected to be soon elected as a director of the Company. Messrs. McKenzie and Spickelmier have not agreed to act collectively as a group.

     As discussed in the section captioned "CORPORATE GOVERNANCE - Certain Relationships and Related Transactions - Assignment of Liberty Agreement," Mr. Spickelmier could be issued an additional 55.0 million Shares under certain circumstances, specifically upon the Company's acquisition of the Prospect. In the absence of any further developments, the issuance of these additional Shares could effect a change in control in which Mr. Spickelmier has sole control of the Company, if he then has sufficient Shares to elect an entirety of the Company's Board of Directors. The future issuance of a large number of additional Shares (such as in a major equity offering) could mitigate against Mr. Spickelmier's acquisition of sole control.

     In connection with the change of control transaction described above, the following events occurred:

     1. The number of directors constituting the Board of Directors of the Company was expanded from one to two, and Keith J. McKenzie was elected to the Board of Directors of the Company to fill the newly created vacancy.

     2.     All  the  Company's  officers resigned from their positions as such.

     3. The following persons were elected to the one or more offices of the Company set forth opposite their respective names below as the Company's new slate of officers:

            Keith  J.  McKenzie            Chief  Executive  Officer
            Michael  D. Dahlke             President and Chief Operating Officer
            William  E.  Begley            Chief  Financial  Officer,
                                             Treasurer  &  Secretary

     Richard Bruce Pierce has agreed to resign from his seat on the Board of Directors of the Company promptly after the Company has fully complied with Rule 14f-1 under the Securities Exchange Act of 1934. After Mr. Pierce resigns from his seat on the Board of Directors of the Company, the Board of Directors of the Company expects to increase the size of the Board from two directors to three, and to elect Keith D. Spickelmier and William E. Begley to fill the vacancies created by such resignation and increase. Like all of the Company directors, Messrs. Spickelmier and Begley will (if so elected) serve as such until the next annual meeting of the stockholders, and until his successor has been duly elected and qualified. Messrs. Spickelmier and Begley have consented to serve as directors of the Company if so elected.

     The Board of Directors may in the future consider an increase in the number of persons serving on it pursuant to the authority conferred upon it by the Company's bylaws to specify the number of directors serving at any time. Currently, the Board of Directors is contemplating its expansion as well-qualified additional persons can be persuaded to serve on the Board. The timing of any expansion and the identity of any person who will be elected as an additional director to fill the newly created vacancies are not known at this time. However, if the number of persons serving on the Board of Directors were increased, the Board of Directors would elect the persons necessary to fill the vacancies created by the increase. Stockholders would have input on the composition of the Board of Directors only at a meeting to elect directors or through an effort to remove existing directors and replace them with successor directors. The Board of Directors does not expect, if it were to increase the number of persons serving on the Board of Directors, to give direct notice to stockholders of such increase or the identities of the new directors. However, the Board of Directors does expect in such circumstances to issue a press release, or a Current Report on Form 8-K, if appropriate, regarding such developments through usual channels.

     INFORMATION  RELATING  TO  THE  COMPANY'S  COMMON  STOCK

     The Common Stock is the only class of voting securities currently outstanding. The holder of each share of Common Stock is entitled to one vote per share on all matters submitted to a vote of the stockholders. As of March
23, 2012, 61,058,500 shares of Common Stock were outstanding. No shares of preferred stock are currently outstanding.

                     SECURITY OWNERSHIP OF CERTAIN CURRENT
                        BENEFICIAL OWNERS AND MANAGEMENT

     The table set forth below contains certain information as of March 23, 2012 concerning the beneficial ownership of Common Stock (i) by each person who is known by the Company to own beneficially more than 5% of the outstanding Common Stock; (ii) by each director and executive officer; and (iii) by all directors and executive officers as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their shares, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their shares. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or member of a group to acquire them within 60 days of March 23, 2012 are treated as outstanding only for determination of the number and percent owned by such group or person. The address for all persons listed in the table is One Riverway Drive, Suite 1700, Houston, Texas 77056.

Name and  Address  of                           Beneficial Ownership (1)
Beneficial Owner                                Number           Percent

Non-Management  5%  Owners

   Keith D. Spickelmier                         20,000,000  (2)   32.76%

Management

   Keith J. McKenzie                            20,005,460  (3)   32.76%

   William E. Begley                             3,602,924         5.90%

   Michael D. Dahlke                             2,501,616         4.10%

   Richard  Bruce  Pierce                           73,000           *
   11450 - 201A Street
   Maple Ridge, British Columbia  V2X 0Y4

  All directors and executive officers          26,183,000  (4)   42.88%
  as a group (four persons)

*     Less  than  one  percent

(1) Includes shares beneficially owned pursuant to options, warrants and convertible securities exercisable or convertible within 60 days.
(2) Does not includes 55.0 million shares that may be acquired pursuant to the conversion of a convertible promissory note that may be converted only after the Company has increased its authorized common shares to at least 125.0 million or has undertaken a reverse stock split in which at least two or more shares are combined into one share.
(3) Represents 12,935,460 shares owned outright, and 7,070,000 shares that may be acquired within 60 days.
(4) Represents 19,123,000 shares owned outright, and 7,070,000 shares that may be acquired within 60 days.

                 DIRECTORS  AND  EXECUTIVE  OFFICERS  OF  THE  COMPANY

GENERAL

     The authorized number of directors of the Company is presently fixed at two. However, the Company plans on expanding the number of directors to three, and electing Keith D. Spickelmier and William E. Begley as directors, after Richard Bruce Pierce has resign from his seat. Moreover, the Board of Directors is contemplating its expansion as well-qualified additional persons can be persuaded to serve on the Board. The timing of any expansion and the identity of any person who will be elected as an additional director to fill the newly created vacancies are not known at this time.

Each director serves for a term of one year that expires at the following annual stockholders' meeting. Each officer serves at the pleasure of the Board of Directors and until a successor has been qualified and appointed.

     There are no family relationships, or other arrangements or understandings between or among any of the directors, executive officers or other person pursuant to which such person was selected to serve as a director or officer.

CURRENT  MANAGEMENT

     The  directors  and  executive  officers  of  the  Company  are as follows:

Name                               Age         Positions

Keith  J.  McKenzie                48     Director  &  Chief  Executive  Officer

Richard  Bruce  Pierce             51     Director

Michael  D.  Dahlke                63     President

William  E.  Begley                57     Chief  Financial  Officer &  Treasurer


     The following is the background of current directors and executive officers of the Company:

     KEITH J. MCKENZIE - Mr. McKenzie has been a Director of the Company and its Chief Executive Officer since January 2012. He has over 25 years of experience working with public companies in the Industrial and Resource sectors. Over the past 13 years in the Oil & Gas sector, Mr. McKenzie has been engaged in various executive, finance, start-up, and consulting capacities. He is currently the CEO of Star Oil Company a private start-up oil and gas exploration and production company he founded in September 2009 to acquire oil and gas resources in the United States. In 2004, he was a founding principal and later served as the Chief Operating Officer of Paxton Energy, Inc., with responsibility for the company's development and operations at the Cooke Ranch project located in La Salle County, Texas. Mr. McKenzie has consulted to numerous public and private Oil & Gas, Mining and industrial companies with both domestic and international operations.

     RICHARD BRUCE PIERCE - Mr. Pierce has been a Director of the Company since September 2006. From September 2006 to January 2012, he was also the President and Secretary-Treasurer of the Company. Mr. Pierce is also presently the President and CEO of GFR Pharma Ltd. (since 1998), GFR Health Ltd. (since 1998) and Biologic Nutritional Resources Inc. (since 2006). GFR Pharma is a contract manufacturer of Nutraceutical products, GFR Health distributes Nutraceutical products for the human market, and Biologic distributes nutraceuticals for the pet (animal) market. Mr. Pierce was also President and CEO of GFR Pharmaceuticals Inc. (from 2000 to 2006), a Nevada company whose shares are quoted on the NASD OTC Bulletin Board. Mr. Pierce is also presently a director of Starfire Minerals Inc., a British Columbia company whose shares are listed on the TSX Venture Exchange, and the Berlin, Frankfurt and Struttgart Stock Exchanges in Germany. Starfire is an exploration company with mineral properties and projects in Ontario and British Columbia.

     MICHAEL D. DAHLKE - Mr. Dahlke has been the Company's President since January 2012. At present, Mr. Dahlke is also President of Star Oil Company and the principal of CSB Partners, LLC that he founded in 2008. CSB Partners provides strategic and business development consulting service to firms operating in the oil field services, upstream and mid-stream oil and gas industries. Prior to founding CSB Partners, Mr. Dahlke was a member of the Jefferies & Company oil and gas banking and consulting group. He joined Jefferies after a 30-year career with Enron Corp (and predecessors), where, at various times, he held the positions of President, Enron Americas, Managing Director, Corporate Development, and Vice President, Enron Gas Processing. Mr. Dahlke holds a B.S. and M.S. in Economics from Iowa State University.

     WILLIAM E. BEGLEY - Mr. Begley has been the Company's Chief Financial Officer and Treasurer since January 2012. Mr. Begley has more than 25 years of energy industry and finance experience, and began his career with British Petroleum (BP). He has also held senior positions in energy banking including Solomon, Inc. and was recently President of Stone & Webster Management Consulting, specializing in the design and development of major energy projects. As a leading energy advisor in Australia, Mr. Begley was instrumental in the development of the liberalized natural gas markets in Australia and Victoria specifically, with Gas & Fuel Victoria, and in the development of VENCorp, the natural gas trading and scheduling exchange in Australia. Mr. Begley also has a strong background in leading major capital energy projects including LNG, Methanol, and related petro-chemical and gas monetization projects, which will complement ongoing Company initiatives. In addition, he has also been involved in over $100 billion in energy related mergers and acquisitions, initially with Solomon, Inc. and more recently on an independent basis through WEB Gruppe GmbH. Mr. Begley recently served as Chief Financial Officer and Treasurer for Magellan Petroleum Corporation. His graduate JD/MBA studies are in international business and energy law. Mr. Begley graduated in 1976 with a B.A. from St. Michaels' College in Vermont.

ADDITIONAL  DIRECTORS

     Richard Bruce Pierce has agreed to resign from his seat on the Board of Directors of the Company promptly after the Company has fully complied with Rule 14f-1 under the Securities Exchange Act of 1934. After Mr. Pierce resigns from his seat on the Board of Directors of the Company, the Board of Directors of the Company expects to increase the size of the Board from two directors to three, and to elect Keith D. Spickelmier and William E. Begley to fill the vacancies created by such resignation and increase. Like all of the Company directors, Messrs. Spickelmier and Begley will (if so elected) serve as such until the next annual meeting of the stockholders, and until his successor has been duly elected and qualified. Messrs. Spickelmier and Begley have consented to serve as directors of the Company if so elected.

     Mr. Spickelmier (age 50) is the Executive Chairman of Sintana Energy Inc. (SNN:TSX-V), a public company with oil and gas operations in South America, He was a founding partner of Northbrook Energy LLC, which subsequently completed a business combination with Sintana Energy (previously Drift Lake Resources). He was the founder and Chairman of Westside Energy a Company he grew from a start-up in May 2002 to US $200 million sale in 2008. Prior to joining Westside Energy, he was a partner with the law firm Verner, Liipfert, Bernhard, McPherson and Hand. From April 2001 through July 2003, Mr. Spickelmier was of counsel with the law firm Haynes and Boone, LLP. Mr. Spickelmier holds a B.A. from the University of Nebraska at Kearney and a J.D. from the University of Houston.

     For information regarding Mr. Begley's background, see the biographical information regarding him included within the section captioned "DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY - Current Management " above.

QUALIFICATIONS  OF  DIRECTORS

     A description of the specific experience, qualifications, attributes, or skills that led to the conclusion that each of the incumbent directors listed above should serve as one of the Company's directors is presented below.

     KEITH J. MCKENZIE - Mr. McKenzie has extensive experience with oil and gas exploration and production companies, and with publicly traded companies in a variety of capacities, including as an executive officer and a consultant. He is extremely knowledgeable about transactional matters involving oil and gas exploration and production companies, and the regulatory compliance relating to publicly traded companies. As a result, the Company believes that Mr. McKenzie is amply qualified to serve as one of the Company's directors.

RICHARD BRUCE PIERCE - Mr. Pierce has extensive experience with publicly traded companies, both as an officer and as a director. He also has experience with mineral exploration and extraction. Although Mr. Pierce is not expected to continue as one of the Company's directors for much longer after the dissemination of this Information Statement, the Company believes that Mr. Pierce has been amply qualified to serve as one of the Company's directors.

KEITH D. SPICKELMIER - Since 2004, Mr. Spickelmier has served as Chairman of two publicly traded oil and gas exploration and production companies, one of which he continues to serve as such. Moreover, he has an extensive transactional, legal and regulatory compliance background, which augments his actual experience as a Chairman. As a result, the Company believes that Mr. Spickelmier is amply qualified to serve as one of the Company's directors.

     WILLIAM E. BEGLEY - Mr. Begley has extensive experience with oil and gas exploration and production companies, and with larger and smaller publicly traded companies. His extensive experience with oil and gas matters in Australian is particularly significant to the Company. Moreover, Mr. Begley has extensive financial background, including recent service as the Chief Financial Officer of a junior, publicly traded oil and gas exploration and production company. Furthermore, he has extensive experience with merger and acquisition transactions. As a result, the Company believes that Mr. Begley is amply qualified to serve as one of the Company's directors.

BOARD  LEADERSHIP  STRUCTURE  AND  ROLE  IN  RISK  OVERSIGHT

     The Company's Board of Directors does not now have a chairman. Instead, the Company's Chief Executive Officer leads the Board's meetings and activities, when he is present and available. At this time, the Board believes that not having an independent chairman or lead director is acceptable due to the historical level of the Company's business activities. However, upon the expansion of Board to three persons as described above, and the election of Keith D. Spickelmier to the Board, the Board expects to elect Mr. Spickelmier as the non-executive chairman of the Board, which will provide a Board representative independent of the Company's management.

     The Board of Directors is legally responsible for managing the business and affairs of the Company, including the oversight of risks that could affect it. The full Board has not delegated the oversight of risks to any committees. Because of the current size and composition of the Board of Directors, the Board is not able to have executive sessions of the Board during which executive management is not present and management's performance can be discussed and evaluated openly by the Company's non-management Directors. The Board believes that, as it adds independent directors in the future, it will adopt the practice of holding executive sessions of the Board. However, the timing of the expansion of the Board to include more independent directors is currently uncertain.

                             EXECUTIVE COMPENSATION

     During the past two fiscal years, no executive officer or director has received any compensation of any sort for services rendered. In addition, the Company has not adopted any retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of its management or employees. The Company expects to enter into consulting agreements with members of its management at some time in the future. The terms of these agreements are uncertain at this time. Although negotiations surrounding such agreements will not necessarily be at arms-length, the terms of these agreements (once they are completed) are expected to be fair to the Company. The Company expects that the remuneration provided for by these agreements will actually be below market levels until the Company achieves a sufficient level of financial stability, after which time such remuneration may be increased to market levels. The Company does not expect to pay cash remuneration until it achieves a sufficient level of financial stability, but the Company may issue shares of its common stock to satisfy contractual remuneration obligations. The Company expects that all remuneration that it may pay to management will be subject to any and all restrictions on remuneration imposed by investors providing the funds to the Company.

     Notwithstanding the preceding, the Company's officers and directors were reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company's behalf during the past two fiscal years. No limit was placed on the amount of these out-of-pocket expenses, and no review was conducted of the reasonableness of the expenses by anyone other than by the Company's Board of Directors, which included persons entitled to reimbursement. The Company did not have the benefit of independent directors examining the propriety of expenses incurred on the Company's behalf and subject to reimbursement.

     The Company has not established standard compensation arrangements for its directors, and the compensation, if any, payable to each individual for his or her service on the Company's Board will be determined (for the foreseeable future) from time to time by the Board of Directors based upon the amount of time expended by each of the directors on the Company's behalf.

                              CORPORATE GOVERNANCE

GENERAL

     Until the change in the Company's business focus described in a written consent solicitation statement being furnished with this Information Statement, the Company had been a "shell company" as defined in the Rule 405 of the Securities Act of 1933, as amended, and Rule 12b-2 of the Securities Exchange Act of 1934, as amended. As a result, the Company did not need and did not implement extensive corporate governance procedures. The Company's new management intends to adopt such procedures in due course, most likely in the Company's current fiscal year.

MEETINGS  OF  THE  BOARD,  AND  DIRECTOR  ATTENDANCE  AT  SHAREHOLDER  MEETINGS

     The Company's Board of Directors did not have a formal meeting during the fiscal year ended February 29, 2012. The Company's Board of Directors took action by written consent seven times during such fiscal year.

     The Company's Board of Directors has not adopted a policy regarding directors' attendance at annual meetings of the Company's stockholders. However, the Company's new management expects to adopt during the Company's current fiscal year a policy strongly encouraging all directors to attend all such meetings (subject to unavoidable schedule conflicts or other circumstances) and to make themselves available before and after the meeting to speak with interested stockholders. The Company did not have a 2011 annual meeting of stockholders.

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
DIRECTOR INDEPENDENCE

     Nasdaq Marketplace Rule 4200(a)(15) sets forth the standards regarding director independence for companies with securities included for trading in the NASDAQ Stock Market (the "NASDAQ"). Although the Company's securities are not included for trading in the NASDAQ, the Company uses the standards set forth in Rule 4200(a)(15) for determining whether or not each of its directors is "independent." The Company has determined that, as of the date of this Information Statement, neither of the Company's directors is an "independent" director in accordance with the Rule 4200(a)(15) independence standards.

BOARD  COMMITTEES  AND  DIRECTOR  SELECTION

     The Company's Board of Directors has not established any standing committees, including an Audit Committee, Compensation Committee or a Nominating Committee. The Board of Directors as a whole undertakes the functions of those committees. The Company's Board of Directors believes that its decision not to establish any standing committees has been appropriate due to the Company status as a "shell company" until recently. The Board of Directors expects to establish one or more of the preceding committees whenever it believes that doing so would benefit the Company, which will probably be during the Company's current fiscal year.

     The Company's full Board of Directors now serves as the Company's audit committee, which consists of the Company's two directors. The Company's Board of Directors has determined that neither of the Company's directors qualifies as an "audit committee financial expert," as such term is defined by rules of the U.S. Securities and Exchange Commission.

     Because the Company does not have a standing nominating committee, the Company's full Board of Directors is responsible for identifying new candidates for nomination to the Board. The Company has not adopted a policy that permits shareholders to recommend candidates for election as directors or a process for shareholders to send communications to the Board of Directors. The Company's Board of Directors believes that its decision not to establish the preceding policy and process has been appropriate due to the Company status as a "shell company" until recently. The Board of Directors expects to establish such a policy and such a process whenever it believes that doing so would benefit the Company, which will probably be during the Company's current fiscal year.

     Because the Company does not have a standing compensation committee, the Company's full Board of Directors will undertake the functions of a compensation committee if any executive officer and director compensation is considered in the immediate future. The Company does not now have any processes and procedures for the consideration and determination of executive and director compensation.

 CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

     ASSIGNMENT OF LIBERTY AGREEMENT. Pursuant to the terms, provisions and conditions of an assignment (the "Assignment") dated effective January 13, 2012 executed by Keith D. Spickelmier in favor of the Company, the Company acquired all of Mr. Spickelmier's rights in a legal document (as amended and restated, the "Liberty Agreement") between Liberty Petroleum Corporation ("Liberty") and Mr. Spickelmier dated September 12, 2011. In the Liberty Agreement, Liberty granted to Mr. Spickelmier a 60-day exclusive right to negotiate an option to acquire the Prospect (the "Option"). Liberty was the winning bidder for the Prospect. In order for the Prospect to be vested in Liberty, it needs to complete negotiation of an access and royalty arrangement with the relevant Aboriginal native title holders, who have certain historic rights on the Prospect land. The Liberty Agreement was later amended and restated several times to extend the exclusive right provided for thereby and to modify certain of its terms.

Per the terms of the Liberty Agreement, Mr. Spickelmier paid to Liberty a $50,000 initial deposit. In anticipation of the assignment of the Liberty Agreement to it, the Company paid an additional $100,000 deposit to extend the exclusive right provided for by the Liberty Agreement, and an additional $200,000 deposit to modify certain terms of the Liberty Agreement, including the further extension until January 31, 2012. The preceding amounts will be applied to the Option's exercise price upon exercise, or (as discussed below) will be refunded if the Option is not exercised for various reasons.

The purchase price for the assignment of Mr. Spickelmier's rights in the Liberty Agreement was as follows:

     *     $50,000  in cash, payable as soon as the Company has funds therefore;
     * $100,000 payable upon notice from the South Australian Minister of Regional Development (the "Minister") that the Minister has granted and issued the License in the name of the Company;
     * 20.0 million shares of the Company's common shares issued upon delivery of the Assignment;
     *     A  convertible promissory note for $55,000 convertible at $0.001 into
           55.0 million common shares at any time after the Company has increased its authorized common shares to at least 125.0 million or has undertaken a reverse stock split in which at least two or more shares are combined into one share, issuable upon notice from the Minister that the Minister has granted and issued the License in the name of the Company.

     In the Assignment, Mr. Spickelmier agreed that, if the Minister ever definitively decides not to grant and issue the License in the name of the Company, or has failed to grant and issue the License in the name of the Company prior to April 30, 2012, whichever occurs first, then Mr. Spickelmier shall return immediately to the Company the 20.0 million shares issued to him in connection with the delivery of the Assignment. Mr. Spickelmier and the Company have extended the preceding April 30th date until August 31, 2012.

     RELATED PARTY TRANSACTIONS POLICIES. The Company has not adopted any policies and procedures for the review, approval, or ratification of any related party transactions. The Company's new management intends to adopt such procedures in due course, most likely in the Company's current fiscal year.

COMMUNICATIONS  WITH  DIRECTORS

     Our Board of Directors has not approved and implemented procedures for stockholders and other interested persons to send communications to the Company's non-management directors as a group, the Company's entire Board of Directors, or any specific director. The Company's new management intends to adopt such procedures in due course, most likely in the Company's current fiscal year.

     SECTION  16  BENEFICIAL  OWNERSHIP  REPORTING  COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires that the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, file reports of ownership and changes in ownership with the U.S. Securities and Exchange Commission and furnish the Company with copies of all such Section 16(a) forms. To the best of the Company's knowledge based solely on information available to it, the following persons have failed to file, on a timely basis, the identified reports required by Section 16(a) of the Exchange Act during fiscal year ended February 29, 2012: Each of Richard Bruce Pierce, Andrew Lee Smith and Shih-Yi Chuang failed to file (a) a Form 4 regarding their separate sales of shares in connection with the change of control transaction described above and (b) a Form 5 to correct the failure to file the Form 4.

                                   By  Order  of  the  Board  of  Directors,



                                   Mark  S.  Thompson,
                                   Corporate  Secretary

Houston,  Texas
April  23,  2012

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